EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS E-CAPITAL TRUST I

LEHMAN BROTHERS HOLDINGS E-CAPITAL LLC I

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Three months Ended March 31, 2008		Year Ended December 31, 2007		Year Ended December 31, 2006
	Lehman Brothers	Lehman Brothers	Lehman Brothers	Lehman Brothers	Lehman Brothers	Lehman Brothers
	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital
	Trust I	LLC I	Trust I	LLC I	Trust	LLC I
In thousands
Earnings	$—	$186	$—	$890	$—	$790
Add:
Fixed charges	3,289	3,103	19,003	18,113	18,502	17,712
Pre-tax earnings before fixed charges	3,289	3,289	19,003	19,003	18,502	18,502
Fixed charges	$3,289	$3,103	$19,003	$18,113	$18,502	$17,712
Ratio of earnings to fixed charges	1.00	1.06	1.00	1.05	1.00	1.04